For immediate release
Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC. REPORTS PRELIMINARY FOURTH QUARTER AND YEAR-END 2004 RESULTS
- Comparable Owned Hotel RevPar Increases 17.9% in the Fourth Quarter -

TORONTO, January 27, 2005 - Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its preliminary unaudited financial results for the fourth quarter and year ended December 31, 2004 (see Other Matters). These financial results have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in U.S. dollars.

Fourth Quarter 2004 Highlights

▪	Operating revenues[1] improved 14% to $156 million.

▪	EBITDA[2] increased sharply to $21 million compared to $10 million for same period in 2003.

▪	Revenue per available room (“RevPAR”) for the comparable owned portfolio improved 17.9%. Occupancy improved 6.0 points (11.9%) and average daily rate (“ADR”) increased 5.4%.

▪	Acquired the Monte Carlo Grand Hotel, in a joint venture with Kingdom Hotels International (“Kingdom”) and Bank of Scotland Corporate.

“During the fourth quarter, we were very pleased with our hotel operating performance. Our Canadian properties experienced a solid rebound over last year and our U.S. and International hotels continue to produce considerable RevPAR growth driven by both occupancy and rate increases in most markets,” said William R. Fatt, FHR’s Chief Executive Officer. “Our full-year 2004 EBITDA of $181 million includes $6 million from real estate activities and an unanticipated $3 million charge related to stock appreciation rights issued prior to the 2001 reorganization of Canadian Pacific Ltd, which increased as a result of the fourth quarter rise in the stock prices of FHR and the predecessor companies.”

“Looking forward to 2005 we are excited about the opportunity for our recently renovated portfolio to benefit from improving business conditions and expect robust growth of approximately 23% over our 2004 comparable EBITDA,” commented Mr. Fatt. “Additionally, we are increasing our focus on hastening the growth of the Fairmont brand through portfolio expansion. By leveraging the strength of our balance sheet and our growing number of capital partners, we are poised for an exciting year ahead.”

Fourth Quarter Ownership Operations

Fourth quarter revenues from hotel ownership improved 13% to $138 million. The Canadian properties experienced revenue improvement of 20% over the prior year. In particular, The Fairmont Chateau Lake Louise enjoyed considerable revenue growth, largely as a result of continued strength in Asian tour business and from the addition of the resort’s new guestrooms and meeting facilities. Excluding the two resorts sold in the third quarter and The Fairmont Southampton, which was closed for hurricane repairs during the fourth quarter of 2003, U.S. and International hotel revenues were up 20%. The Fairmont Orchid, Hawaii and the Mexican properties contributed most significantly to this improvement.

RevPAR for the comparable owned portfolio increased 17.9% in the fourth quarter, resulting from the combination of a 6.0 point improvement in occupancy and a 5.4% increase in ADR. The U.S. and International owned comparable portfolio enjoyed solid leisure demand, which drove both occupancy and ADR and resulted in a robust 19.7% RevPAR increase. ADR growth at most of the Canadian owned hotels generated a RevPAR improvement of 16.1%. When compared to the fourth quarter of 2003, the average Canadian dollar exchange rate for the quarter appreciated approximately 7% against the U.S. dollar. Adjusting for the foreign exchange impact, RevPAR for the Canadian portfolio was up approximately 8%.

FHR’s investment in Legacy generated an equity loss of $2 million, compared to an equity loss of $4 million in the same period last year.

2004 fourth quarter real estate activities generated primarily by Fairmont Heritage Place, FHR’s vacation ownership business, produced $5 million in revenues and a $2 million loss to EBITDA. The loss was greater than anticipated as the early phases of our vacation ownership project in Acapulco are absorbing the majority of the initial common costs. Real estate activities for the same period in 2003 generated $5 million in revenues and a $3 million loss to EBITDA.

Fourth Quarter Management Operations

Fairmont
Revenues under management of $430 million increased 21% over 2003. Improved operating results and the addition of The Fairmont Turnberry Isle Resort & Club contributed to this increase. Management fee revenues were up 27% to $14 million, commensurate with the increase in revenues under management and improvement in incentives fees.

For the Fairmont comparable managed portfolio, RevPAR increased 12.9% to $112.95. RevPAR for the U.S. and International portfolio showed solid improvement with RevPAR up 12.7%, resulting from a 5.5% increase in ADR combined with an occupancy gain of 3.9 points. The Canadian comparable portfolio reported a 13.7% RevPAR improvement, driven primarily by increases in ADR of 11.5% and occupancy of 1.2 points. Adjusting for the foreign exchange impact, RevPAR at the Canadian portfolio was up approximately 6% over 2003.

Delta
In the fourth quarter, Delta’s revenues under management increased 21% to $100 million, partially due to the quarter over quarter appreciation of the Canadian dollar. Management fee revenues of $3 million were flat compared to the same period in 2003. During the quarter, RevPAR increased 12.4% resulting from an 8.8% ADR increase and a 1.9 point improvement in occupancy. Adjusting for the foreign exchange impact, RevPAR was up approximately 4%.

Fourth Quarter Consolidated Results

Fourth quarter 2004 EBITDA was $21 million compared to $10 million for the same period in 2003. The 2003 fourth quarter includes $5 million in EBITDA contribution from the two resorts sold in the third quarter and a $2 million provision taken in 2003 related to hurricane damage in Bermuda.

General and administrative expenses for the 2004 fourth quarter include a $3 million ($0.02 per share) charge relating to stock appreciation rights. These stock appreciation rights were granted to certain former Canadian Pacific Limited employees prior to the 2001 reorganization and continue to be an obligation of FHR. The rapid increase in share price of FHR and Encana Corporation during the fourth quarter of 2004 gave rise to this unexpected incentive compensation charge.

FHR’s fourth quarter 2004 net loss improved to $4 million (diluted loss per share of $0.06), compared to the prior year’s loss of $14 million (diluted loss per share of $0.17).

Year-end Consolidated Results

For the year ended December 31, 2004, operating revenues increased 11% to $731 million from $659 million in the prior year, despite the lost revenues from the two hotel sales in 2004. All owned properties contributed to this growth led by The Fairmont Southampton, The Fairmont Orchid, Hawaii and The Fairmont Chateau Lake Louise. EBITDA for the year of $181 million was up 27% from $142 million in 2003.

Equity losses generated from FHR’s investment in Legacy were $2 million compared to equity losses of $9 million in 2003. Legacy’s portfolio continues to benefit from improving travel demand to its portfolio following the unanticipated events of 2003.

Revenues from real estate activities were $31 million compared to $36 million in 2003. In 2004, FHR disposed of two land holdings resulting in revenues of $15 million. FHR’s vacation ownership business contributed the balance of the revenues. EBITDA from real estate activities was $6 million compared to $10 million in the prior year.

2004 general and administrative expenses were $30 million compared to $17 million in 2003. In 2004 the Company experienced higher corporate overhead costs relating to public company regulatory requirements under the Sarbanes-Oxley Act, incentive compensation issued to Fairmont employees in lieu of stock options and stock appreciation rights issued by the predecessor company. Furthermore, the year over year appreciation of the Canadian dollar had an impact on expenses, the majority of which are incurred in Canadian dollars.

Net income of $156 million (diluted EPS of $1.97) includes a $76 million net gain from the two hotel sales ($0.95 per share) and a $28 million gain from the sale of Legacy units ($0.35 per share). 2003 net income of $51 million included a $24 million ($0.31 per share) income tax recovery from a favorable tax reassessment offset by a $9 million ($0.11 per share) provision for hurricane damage. Excluding these unusual items, 2004 net income for the year was ahead of last year by approximately 50%.

Capital Expenditures

Hotel related capital expenditures for the quarter totaled $19 million and $77 million for the year. After five years of extensive capital investment, FHR has completed all of its major renovation plans. As a result, the Company expects its 2005 hotel related capital budget to be more modest, likely in the range of approximately $55 - $65 million.

Announcements and Corporate Activities

In the fourth quarter of 2004, FHR entered into a European focused joint venture with two of its strategic partners, Kingdom and Bank of Scotland Corporate, a division of HBOS plc. The first investment of the joint venture was the purchase of the Monte Carlo Grand Hotel in Monaco. The acquisition closed in December 2004 and the property will be flagged “The Fairmont Monte Carlo” in March 2005.

FHR appointed Michael F. Glennie as Executive Vice President, Real Estate. Mr. Glennie will be responsible for maximizing earnings and opportunities for the Company’s owned hotels and resorts as well as other land holdings.

During the quarter, FHR repurchased 1.1 million shares under its normal course issuer bid at a total cost of $33 million. In 2004, the Company repurchased 3.0 million shares or approximately 3.8% of its outstanding shares for a total cost of $85 million.

FHR announced on January 19, 2005, that it has assumed management of The Savoy Hotel, one of London’s most-recognized luxury hotel properties. The hotel will be known as “The Savoy, A Fairmont Hotel”.

On January 19, 2005, FHR also announced the appointment of John Carnella as Executive Vice President and Chief Financial Officer effective March 1, 2005. Mr. Carnella brings over 16 years of finance, capital markets and real estate investment experience to this position. Most recently he served as Senior Vice President Finance and Treasurer of Host Marriott Corporation.

Outlook

“Consumer economic indicators for the year ahead are positive, which should continue to bode well for leisure travel and in particular the luxury segment. While anticipating significant growth overall, we expect stronger operating performance from our U.S. portfolio, as our Canadian portfolio will be partially affected by the strong Canadian dollar,” commented Mr. Fatt.

The Company’s guidance for the full-year 2005 is as follows:

(In millions)	2005 Guidance

EBITDA	$185 - $195
Net Income	$58 - $65
Diluted earnings per share (4)	$0.79 - $0.87

The expected improvement in hotel operations will be somewhat offset by an increase in development costs and incentive compensation costs, as the Company plans to invest in additional development resources to drive the expansion of its management portfolio and has largely discontinued its issuance of stock options.

The 2005 guidance does not include any real estate gains and general and administrative expenses for the full year are expected to represent about 5% - 7% of total operating expenses. FHR has assumed a 2005 full-year tax rate of 31%.

In order to enable a more meaningful comparison of the Company’s past, present and future results, historical EBITDA has been adjusted for the hotels sold during 2004 and real estate activities and is presented below:

(In millions)	Year ended December 31
	2004	2003

EBITDA	$181	$142
Less: EBITDA from sold hotels (3)	(20)	(28)
EBITDA from real estate activities	(6)	(10)
EBITDA adjusted for 2004 hotel sales and real estate activities	$155	$104

FHR has provided 2005 portfolio seasonality information on the Company’s website under “Portfolio Seasonality” in Investor Information.

Other Matters

The preliminary financial information presented in this release remains subject to additional review and final year-end closing procedures performed by the Company and the completion of the year-end audit by its external auditors. FHR expects that its audited financial results will be finalized on February 18th, 2005 and will file its financial statements and management’s discussion and analysis with the securities regulators shortly thereafter.

Corporate general and administrative expenses have been reclassified in our consolidated statements of income as “General and administrative expenses”. General and administrative expenses have been segregated in order to provide a more meaningful comparison of the Company's hotel operations. The reclassification had no impact on FHR’s consolidated EBITDA, net income, per share income, cash flow or financial position. In prior years, these expenses were included in hotel ownership and management expenses. A reclassification of operating expenses for the last seven quarters is available on the Company’s website under “G&A expenses” in Investor Information.

FHR expects to release its 2004 annual report in March and will hold its Annual General Meeting at 10:00 a.m. Eastern Time on May 3, 2005 at The Fairmont Royal York in Toronto.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 46 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

FHR will hold a conference call today, January 27, 2005 at 1:30 p.m. Eastern Time to discuss its results. To participate, please dial 416.405.9310 or 1.877.211.7911. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. Eastern Time on January 27, 2005 through to February 3, 2005 by dialing 416.695.5800 or 1.800.408.3053 using the reservation #3132603. A live audio webcast of the conference call will be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR's website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “guidance” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

	Three months ended December 31			Year ended December 31
	2004	2003	Variance	2004	2003	Variance

OWNED HOTELS
Worldwide 13 properties/ 6,364 rooms
RevPAR	99.89	84.74	17.9%	117.78	99.69	18.1%
ADR	176.50	167.47	5.4%	188.83	179.17	5.4%
Occupancy	56.6%	50.6%	6.0 points	62.4%	55.6%	6.8 points
Canada 7 properties/ 3,336 rooms
RevPAR	84.76	72.98	16.1%	114.93	99.67	15.3%
ADR	149.14	136.18	9.5%	174.01	163.44	6.5%
Occupancy	56.8%	53.6%	3.2 points	66.0%	61.0%	5.0 points
U.S. and International 6 properties/ 3,028 rooms
RevPAR	116.55	97.36	19.7%	120.89	99.71	21.2%
ADR	206.88	205.49	0.7%	207.11	199.81	3.7%
Occupancy	56.3%	47.4%	8.9 points	58.4%	49.9%	8.5 points

FAIRMONT MANAGED HOTELS
Worldwide 40 hotels/ 19,885 rooms
RevPAR	112.95	100.08	12.9%	119.36	104.73	14.0%
ADR	187.12	173.07	8.1%	184.66	172.54	7.0%
Occupancy	60.4%	57.8%	2.6 points	64.6%	60.7%	3.9 points
Canada 20 properties/ 10,099 rooms
RevPAR	85.61	75.27	13.7%	100.18	86.39	16.0%
ADR	144.21	129.39	11.5%	153.43	140.38	9.3%
Occupancy	59.4%	58.2%	1.2 points	65.3%	61.5%	3.8 points
U.S. and International 20 properties/ 9,786 rooms
RevPAR	140.70	124.88	12.7%	138.75	123.14	12.7%
ADR	229.25	217.29	5.5%	216.90	205.70	5.4%
Occupancy	61.4%	57.5%	3.9 points	64.0%	59.9%	4.1 points

DELTA MANAGED HOTELS
Worldwide 27 properties/ 8,171 rooms
RevPAR	60.95	54.23	12.4%	64.43	55.36	16.4%
ADR	100.52	92.35	8.8%	98.53	91.78	7.4%
Occupancy	60.6%	58.7%	1.9 points	65.4%	60.3%	5.1 points

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:	The Fairmont Southampton; The Fairmont Copley Plaza Boston; The Fairmont Kea Lani Maui (sold July 2004); The Fairmont Glitter Bay (sold July 2004)

Fairmont Managed:	The Fairmont Southampton; The Fairmont Olympic Hotel, Seattle; The Fairmont Turnberry Isle Resort & Club, Miami; Monte Carlo Grand Hotel

Delta Managed:	Delta Meadowvale and Delta franchised hotels

FHR’s 2004 quarterly operating statistics for its 2005 comparable hotel portfolios are available on the Company’s website (www.fairmont.com/investor).

1.	Operating revenues excludes other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (“Canadian GAAP”). It is likely that FHR’s calculation of operating revenues is different than the calculation used by other entities.

2.	EBITDA is defined as earnings before interest, taxes, amortization, gain on sales of investments and hotel assets and other (income) expenses. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations and uses it as the primary measurement of operating segment profit and loss. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of EBITDA is different than the calculations used by other entities.

Reconciliation of EBITDA to net income:

	Three months ended December 31		Year ended December 31
In millions of dollars	2004	2003	2004	2003

EBITDA	$21	$10	$181	$142

Deduct (Add):
Gain on sales of investments and hotel assets	1	-	(144)	-
Other (income) expenses, net	-	2	-	2
Amortization	20	17	74	67
Interest expense, net	7	11	33	34
Income tax expense (recovery)	(3)	(6)	62	(12)
Net income	$(4)	$(14)	$156	$51

3.	The Fairmont Kea Lani Maui and The Fairmont Glitter Bay were sold in July 2004.

4.	The Company’s assumption for the diluted weighted average number of common shares is 82.1 million shares. This assumes the issue of 7.2 million shares relating to the contingently convertible senior notes and the add-back of the annual after-tax interest expense thereon, are included as dilutive for 2005.

Contacts:
Denise Achonu
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com

-30-

Summary of Hotel Portfolios

	At December 31
	2004	2003
OWNED HOTELS
Worldwide
No. of Properties	15	17
No. of Rooms	7,343	7,787

Canada
No. of Properties	7	7
No. of Rooms	3,336	3,268

U.S. and International
No. of Properties	8	10
No. of Rooms	4,007	4,519

FAIRMONT MANAGED HOTELS
Worldwide
No. of Properties	45	43
No. of Rooms	22,262	21,182

Canada
No. of Properties	21	21
No. of Rooms	10,422	10,361

U.S. and International
No. of Properties	24	22
No. of Rooms	11,840	10,821

DELTA MANAGED HOTELS
Worldwide
No. of Properties	37	39
No. of Rooms	11,038	11,465

Fairmont Hotels & Resorts Inc. Interim Consolidated Balance Sheets (Stated in millions of U.S. dollars)

ASSETS
	December 31	December 31
	2004	2003
	(Unaudited)

Current assets
Cash and cash equivalents	$99	$32
Accounts receivable	90	64
Inventory	16	14
Prepaid expenses and other	11	25
	216	135

Investments in partnerships and corporations (note 6)	92	53

Investment in Legacy Hotels Real Estate Investment Trust (note 4)	70	106

Non-hotel real estate	100	95

Property and equipment (note 3)	1,436	1,656

Goodwill	164	132

Intangible assets (note 6)	243	217

Other assets and deferred charges (note 6)	82	109

	$2,403	$2,503

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$124	$121
Taxes Payable	35	22
Dividends payable	5	3
Current portion of long-term debt (note 7)	4	118

	168	264

Long-term debt (notes 3 and 5)	398	540

Other liabilities	96	91

Future income taxes	91	62

	753	957

Shareholders' Equity (note 8)	1,650	1,546

	$2,403	$2,503

Fairmont Hotels & Resorts Inc. Interim Consolidated Statements of Income (Stated in millions of U.S. dollars, except per share amounts)

	Three months ended December 31		Year ended December 31
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Hotel ownership operations	$138	$122	$654	$585
Management operations	13	10	46	38
Real estate activities	5	5	31	36

156
		137	731	659
Other revenues from managed and franchised properties	12	9	40	33
	168	146	771	692

Expenses
Hotel ownership operations	111	104	475	449
Management operations	6	5	19	16
Real estate activities	7	8	25	26
General and administrative	9	4	30	17

	133	121	549	508

Other expenses from managed and franchised properties	12	11	41	35
	145	132	590	543

Loss from equity investments and other	(2)	(4)	-	(7)

 Operating income before undernoted
items	21	10	181	142

Amortization	20	17	74	67
Other expenses, net	-	2	-	2
Interest expense, net	7	11	33	34
 (Gain) loss on sales of investments and hotel assets (notes 3 and
4)	1	-	(144)	-

Income (loss) before income tax expense	(7)	(20)	218	39

Income tax expense (recovery)
Current	4	4	54	12
Future	(7)	(10)	8	(24)
	(3)	(6)	62	(12)

Net income (loss)	$(4)	$(14)	$156	$51

Weighted average number of common shares outstanding (in millions) (note 8)
Basic	77	79	78	79
Diluted	78	79
			79	80

Basic earnings (loss) per common share	$(0.06)	$(0.17)	$1.99	$0.64
Diluted earnings (loss) per common share	$(0.06)	$(0.17)	$1.97	$0.63

Fairmont Hotels & Resorts Inc. Interim Consolidated Statements of Cash Flows (Stated in millions of U.S. dollars)

	Three months ended December 31		Year ended December 31
	2004	2003	2004	2003
Cash provided by (used in)	(Unaudited)	(Unaudited)	(Unaudited)

Operating activities
Net Income (loss)	$(4)	$(14)	$156	$51
Items not affecting cash
Amortization of property and equipment	19	16	71	64
Amortization of intangible assets	1	1	3	3
Loss from equity investments and other	2	4	-	7
Future income taxes	(7)	(10)	8	(24)
Unrealized foreign exchange gain	(17)	-	(20)	-
(Gain) loss on sales of investments and hotel assets	1	-	(144)	-
Other	1	(1)	9	(12)
Distributions from investments	3	2	7	7
Changes in non-hotel real estate	2	6	2	13
Changes in non-cash working capital items (note 9)	(34)	19	(18)	-

	(33)	23	74	109

Investing activities
Additions to property and equipment	(19)	(32)	(77)	(87)
Acquisitions, net of cash acquired	-	-	-	6
Investments in partnerships and corporations	(30)	(1)	(35)	(2)
Sales of investments and hotel assets	(1)	-	443	-
Collection of loans receivable	15	7	24	7
Issuance of loans receivable	-	(3)	(7)	(31)
Investments in intangible assets	(3)	-	(3)	-

	(38)	(29)	345	(107)

Financing activities
Issuance of long-term debt	33	1	116	163
Repayment of long-term debt	(1)	(273)	(381)	(424)
Net proceeds from issuance of convertible notes	-	263	-	263
Proceeds from exercise of stock options	2	1	3	1
Repurchase of common shares	(33)	-	(85)	(17)
Dividends paid	-	-	(6)	(5)

	1	(8)	(353)	(19)

Effect of exchange rate changes on cash	1	(3)	1	-

Increase (decrease) in cash	(69)	(17)	67	(17)

Cash and cash equivalents - beginning of period	168	49	32	49

Cash and cash equivalents - end of period	$99	$32	$99	$32

Fairmont Hotels & Resorts Inc. Interim Consolidated Statements of Retained Earnings (Stated in millions of U.S. dollars)

	Three months ended December 31		Year ended December 31
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)
Balance - Beginning of period	$215	$95	$78	$39

Net income (loss)	(4)	(14)	156	51
	211	81	234	90

Repurchase of common shares (note 8)	(17)	-	(37)	(6)
Dividends	(5)	(3)	(8)	(6)
Balance - End of period	$189	$78	$189	$78

Fairmont Hotels & Resorts Inc. Notes to Interim Consolidated Financial Statements (Stated in millions of U.S. dollars) (Unaudited)

1.	Fairmont Hotels & Resorts Inc. (“FHR”or the “Company”) has operated and owned hotels and resorts for over 116 years and currently manages properties principally under the Fairmont and Delta brands. At December 31, 2004, FHR managed or franchised 83 luxury and first-class hotels. FHR owns Fairmont Hotels Inc. (“Fairmont”), which at December 31, 2004, managed 45 properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, Europe and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 37 Canadian hotels and resorts at December 31, 2004.

In addition to hotel and resort management, as at December 31 2004, FHR had hotel ownership interests ranging from approximately 15% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda, Barbados, Europe and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

Results for the three months ended December 31, 2004 are not necessarily indicative of the results that may be expected for a full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year.

2.	These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below.

Hedging Relationships

Effective January 1, 2004, FHR implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The adoption of this accounting guidance did not have an impact on the Company's financial statements.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants Handbook section 1100, “Generally Accepted Accounting Principles”. The section provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. No changes to accounting principles or financial statement presentation were required.

3.	On July 15, 2004, FHR finalized the sale of The Fairmont Kea Lani Maui for cash proceeds of $355. The mortgage of $120 on this property was repaid. FHR recognized a gain on the sale of approximately $68, net of income taxes of $41. The resort will be managed by Fairmont under a long-term management contract.

On July 9, 2004, FHR finalized the sale of The Fairmont Glitter Bay for cash proceeds of approximately $32. The mortgage of $5 on this property was repaid. FHR recognized a non-taxable gain on the sale of $8. The resort will be managed by Fairmont under a long-term management contract.

4.	On September 13, 2004, FHR sold 12,000,000 units of Legacy for approximately $63 in cash and recognized a gain of $28. The sale decreases FHR's investment in Legacy to 23.7% from approximately 35%.

5.	In March 2004, FHR entered into a new $400 unsecured credit facility due March 2007. The interest rate is floating and is calculated based on the borrower's choice of prime rate, bankers acceptance or LIBOR plus a spread.

6.	In April 2004, FHR finalized an agreement to invest $16 for a 14.5% interest in The Fairmont Dubai. This investment is accounted for using the equity method due to significant influence obtained through various contractual arrangements. Upon finalization of this agreement, $23 was moved from “Other assets and deferred charges”, $16 to “Investments in partnerships and corporations” and $7 to “Intangible assets”. The resort is managed by Fairmont under a long-term management contract.

In December 2004, FHR invested $20 in cash for a 25% interest in a partnership with Kingdom Hotels and the Bank of Scotland. The joint venture, FHR European Ventures LLP, purchased the Monte Carlo Grand Hotel in Monaco in December 2004. The investment is accounted for using the equity method due to significant influence and through contractual arrangements. Fairmont will manage the property under a long-term management contract. Approximately $6 was allocated to intangible assets relating to the management contract.

In December 2004, FHR invested $10 for an approximate 14% equity interest in an entity named Nile City for Hotels and Tourism. Nile City for Hotels and Tourism retains the investment in a hotel property that is being constructed in Cairo, Egypt. The investment is accounted for using the equity method due to significant influence and through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. Approximately $5 was allocated to intangible assets relating to the management contract.

7.	In August 2004, FHR purchased the remaining 16.5% of outstanding shares of Fairmont from Maritz, Wolff & Co. for approximately $70 in cash. FHR now owns 100% of Fairmont. The company had already been consolidating 100% of Fairmont, by previously having recorded an obligation of $69 representing the minimum amount a minority shareholder was entitled to receive under a put option. During the third quarter, FHR increased its previously reported goodwill and future income tax balances by $17. As a result of this transaction, current portion of long-term debt decreased by $69.

Fairmont Hotels & Resorts Inc. Notes to Interim Consolidated Financial Statements (Stated in millions of U.S. dollars) (Unaudited)

8.	Shareholders' equity

	December 31,	December 31,
	2004	2003

Common shares	$1,164	$1,202
Other equity	19	19
Treasury stock	(6)	-
Contributed surplus	142	142
Foreign currency translation adjustments	142	105
Retained earnings	189	78
	$1,650	$1,546

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended December 31		Year ended December 31
	2004	2003	2004	2003
	(in millions)		(in millions)

Weighted-average number of common shares outstanding - basic	77	79	78	79
Stock options	1	-	1	1

Weighted-average number of common shares outstanding - diluted	78	79	79	80

Effective October 24, 2004, FHR may repurchase for cancellation up to 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR's discretion. During the twelve months ended December 31, 2004, under the current and previous normal course issuer bid, FHR repurchased 3,024,600 shares (1,078,300 during the fourth quarter). Total consideration relating to the repurchase amounted to $85 ($33 for the fourth quarter), of which $42 was charged to common shares, $37 was charged to retained earnings, and $6 to treasury stock. Of the 1,078,300 shares, 166,100 shares were classified as treasury stock as they were repurchased prior to December 31, 2004 and cancelled in January 2005. During the twelve months ended December 31, 2004, FHR issued 149,970 shares (101,031 shares for the fourth quarter) pursuant to the Key Employee Stock Option Plan of which $3 was credited to common shares ($2 for the fourth quarter) for proceeds from options exercised. In the fourth quarter, 4,399 shares were cancelled relating to a plan of arrangement. Securityholders were given six years from the effective date of the arrangement (October 13, 1998) to claim these shares. At December 31, 2004, 76,393,348 common shares were outstanding (2003 - 79,106,277).

During the twelve months ended December 31, 2004, 10,000 stock options were granted (nil in the fourth quarter). Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

	Three months ended December 31		Year ended December 31
	2004	2003	2004	2003
Reported net income	$(4)	$(14)	$156	$51
Net income assuming fair value method used	$(4)	$(14)	$155	$50
Basic earnings per share	$(0.06)	$(0.17)	$1.98	$0.64
Diluted earnings per share	$(0.06)	$(0.17)	$1.96	$0.63

9.	Changes in non-cash working capital:

	Three months ended December 31		Year ended December 31
	2004	2003	2004	2003
Decrease (increase) in current assets
Accounts receivable	$8	$3	$(23)	$4
Inventory	-	-	(1)	-
Prepaid expenses and other	5	5	4	4

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(1)	8	(1)	(9)
Taxes payable	(46)	3	3	1

	$(34)	$19	$(18)	$-

Fairmont Hotels & Resorts Inc. Notes to Interim Consolidated Financial Statements (Stated in millions of U.S. dollars) (Unaudited)

10.	Segmented Information

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 23 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consists primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization ("EBITDA"), which is defined as income before interest, income taxes, amortization, gain on sales of investments and hotel assets, and other (income) expenses, net. EBITDA includes income from investments and other. Amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

	Three months ended December 31, 2004
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	Inter-segment elimination (a)	Total
Operating revenues	$138	$-	$5	$14	$3	$-	$(4)	$156
Other revenues from managed and franchised properties	-	-	-	9	3	-	-	12
								168
Income (loss) from equity investments and other	-	(2)	-	-	-	-	-	(2)
EBITDA (b)	23	(2)	(2)	9	2	(9)	-	21
Total assets (c)	1,604	70	103	920	79	-	(373)	2,403
Capital expenditures	18	-	-	1	-		-	19

	Three months ended December 31, 2003
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	Inter-segment elimination (a)	Total
Operating revenues	$122	$-	$5	$11	$3	$-	$(4)	$137
Other revenues from managed and franchised properties	-	-	-	7	2	-	-	9
								146
Income (loss) from equity investments and other	-	(4)	-	-	-	-	-	(4)
EBITDA (b)	14	(4)	(3)	7	2	(4)	(2)	10
Total assets (c)	1,916	106	102	351	76	-	(48)	2,503
Capital expenditures	30	-	-	2	-	-	-	32

	Year ended December 31, 2004
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	Inter-segment elimination (a)	Total
Operating revenues	$654	$-	$31	$54	$13	$-	$(21)	$731
Other revenues from managed and franchised properties	-	-	-	30	10	-	-	40
								771
Income (loss) from equity investments and other	2	(2)	-	-	-	-	-	-
EBITDA (b)	160	(2)	6	40	8	(30)	(1)	181
Total assets (c)	1,604	70	103	920	79	-	(373)	2,403
Capital expenditures	73	-	-	4	-	-	-	77

Fairmont Hotels & Resorts Inc. Notes to Interim Consolidated Financial Statements (Stated in millions of U.S. dollars) (Unaudited)

10.	Segmented Information (continued)

	Year ended December 31, 2003
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	Inter-segment elimination (a)	Total
Operating revenues	$585	$-	$36	$44	$12	$-	$(18)	$659
Other revenues from managed and franchised properties	-	-	-	25	8	-	-	33
								692
Income (loss) from equity investments and other	2	(9)	-	-	-	-	-	(7)
EBITDA (b)	120	(9)	10	31	9	(17)	(2)	142
Total assets (c)	1,916	106	102	351	76	-	(48)	2,503
Capital expenditures	84	-	-	3	-	-	-	87

(a) Operating revenues include management fees that are charged by Fairmont of $4 (2003 - $4) and $21(2003-$18) for the three months and year ended December 31, 2004 respectively, and Delta of $0.1 (2003 - $0.1) and $0.4 (2003-$0.3) for the three months and year ended December 31, 2004 respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the the elimination of inter-segment loans net of corporate assets.

(b) A reconciliation of EBITDA to net income (loss) is as follows:

	Three months ended December 31		Twelve months ended December 31
	2004	2003	2004	2003

EBTIDA	$21	$10	$181	$142
Amortization	20	17	74	67
Interest expense, net	7	11	33	34
(Gain) loss on sales of investments and hotel assets	1	-	(144)	-
Other (income) expenses, net	-	2	-	2
Income tax expense (recovery)	(3)	(6)	62	(12)
Net income (loss)	$(4)	$(14)	$156	$51

(c) Hotel ownership assets include $90 (2003 - $49) of investments accounted for using the equity method.

11.	The Company's hotel ownership revenues are as follows:

	Three months ended December 31		Twelve months ended December 31
	2004	2003	2004	2003
Rooms revenue	$69	$66	$356	$324
Food and beverage revenue	51	40	215	183
Other	18	16	83	78
	$138	$122	$654	$585

12.
As required under the terms and conditions of the 3.75% convertible senior notes due 2023, the debt and the common shares issuable upon conversion of the shares were registered under a Form F-10 Registration Statement with the United States Securities and Exchange Commission on April 6, 2004.

13.	At December 31, 2004, FHR has a payable to Legacy of $4 in connection with various management contracts, and reciprocal loan agreements with Legacy for $87.

A subsidiary of FHR had a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle amounting to approximately $11 that was fully paid in the fourth quarter.

14.	FHR recorded pension and other post employment benefit expenses as follows:

	Three months ended December 31		Year ended December 31
	2004	2003	2004	2003
	(in millions)		(in millions)
Pension	$(1)	$3	$-	$5
Other post-employment benefits	$-	$1	$1	$1
	$(1)	$4	$1	$6

15.	Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2004.